Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
Companhia Brasileira de Petróleo Ipiranga
Commission File Number: 333-146406

December 20, 2007

To
Comissão de Valores Mobiliários – CVM
Bolsa de Valores de São Paulo – BOVESPA

Subject: Share exchange of the preferred and common shares of Refinaria de Petróleo Ipiranga S.A. – Extraordinary General Meeting Held on December 18, 2007.
Request for clarification from BOVESPA.

Dear Sirs,

In response to the request from BOVESPA (São Paulo Stock Exchange), we hereby provide the following clarifications:

4)	The final date for the exercising of the appraisal right will be January 21, 2008.

5)
Shareholders in this company dissenting from the decision made at the general shareholders meeting who wish to exercise their appraisal right should contact the company’s shareholders’ department, on (55-51) 3233-8061.

6)
As set out in item 9.1 of the Material Notice published on November 12, 2007, payment for the reimbursement of the shares will be carried out until January 24, 2008, unless there is a general shareholders meeting called by the management to ratify or reconsider the share exchange transaction, under the terms of Paragraph 3 of Article 137 of Brazilian Corporate Law.

Best regards,
Sérgio Roberto Weyne Ferreira da Costa
Investor Relations Officer

This document relates to a proposed transaction involving Ultrapar Participações S.A. (“Ultrapar”), Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI” and together with RPI and DPPI, the “Target Companies”). In connection with the proposed transaction, Ultrapar has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (File no. 333-146406) (the “Registration Statement”) to register Ultrapar preferred shares to be issued in the proposed transaction and that includes a prospectus of Ultrapar. Ultrapar has also filed, and intends to continue to file, additional relevant materials with the SEC. The Registration Statement and the related prospectus contain important information about Ultrapar, the Target Companies, the proposed transaction and related matters.  Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Ultrapar has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Ultrapar will be available free of charge from the Investor Relations office of Ultrapar Participações S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. SHAREHOLDERS OF THE TARGET COMPANIES ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.